UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

LIONS GATE ENTERTAINMENT CORP.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 535919401

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,483,440 (1)(2)(3)(4)(5)

	8.	Shared Voting Power 78,471 (1)(6)(7)

	9.	Sole Dispositive Power 5,483,440 (1)(2)(3)(4)(5)

	10.	Shared Dispositive Power 78,471 (1)(6)(7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,561,911 (1)(2)(3)(4)(5)(6)(7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7% (8)

14.	Type of Reporting Person (See Instructions) IN

(1) As a result of the Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp. (the “Issuer”), Liberty Global Incorporated Limited (“LGIL”), Discovery Lightning Investments Ltd. (“DLIL”), John C. Malone (“Mr. Malone”), MHR Fund Management, LLC (“MHR”), Liberty Global plc (“Liberty Global”), Discovery Communications, Inc. (“Discovery”) and the affiliated funds of MHR party thereto (the “MHR Funds”), as amended by the Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among the Issuer, LGIL, DLIL, Mr. Malone, MHR, Liberty Global, Discovery and the MHR Funds (the “Amended Voting and Standstill Agreement”), Mr. Malone may be deemed to share beneficial ownership of Class A Voting Shares of the Issuer, no par value (“Class A Voting Shares”), beneficially owned by the other parties to the Amended Voting and Standstill Agreement.  Mr. Malone expressly disclaims the existence of, and membership in, a group with any or all of the other parties to the Amended Voting and Standstill Agreement. See Items 4, 5 and 6.

(2) Includes 145,739 Class A Voting Shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(3) Includes 125,000 Class A Voting Shares held by the Malone Family Land Preservation Foundation as to which shares Mr. Malone has disclaimed beneficial ownership.

(4) Includes 114,592 Class A Voting Shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(5) Includes 1,935,769 Class A Voting Shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(6) This amount does not reflect (A) the 2,500,000 Class A Voting Shares owned by DLIL, reported as beneficially owned in Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2017, (B) the 2,500,000 Class A Voting Shares owned by LGIL, reported as beneficially owned in Amendment No. 2 to Schedule 13D, filed with the SEC on February 13, 2017, or (C) an aggregate of 15,924,902 Class A Voting Shares beneficially owned by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR, MHR Holdings LLC, and Mark H. Rachesky, M.D., as reported in Amendment No. 24 to Schedule 13D, filed with the SEC on December 21, 2018.

(7) Includes 78,471 Class A Voting Shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone retains the right to substitute assets held by the Trusts and disclaims beneficial ownership of the shares held by the Trusts.

(8) Based upon 82,654,510 shares of Class A Voting Shares outstanding as of August 5, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIONS GATE ENTERTAINMENT CORP.

This Statement relates to the Class A Voting Shares, no par value (the “Class A Voting Shares”), of Lions Gate Entertainment Corp., a corporation organized and existing under the laws of the Province of British Columbia (“Lions Gate” or the “Issuer”).  This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by John C. Malone (“Mr. Malone” or the “Reporting Person”) on November 20, 2015, as amended by Amendment No. 1 filed with the SEC on July 11, 2016, and Amendment No. 2 to this Schedule 13D filed with the SEC on December 13, 2016 (collectively, “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

This Amendment is being filed to reflect open market sales and other transfers of Class A Voting Shares by the Reporting Person since the last amendment to this Schedule 13D that exceed 1% of the outstanding shares of Class A Voting Shares.  Since the date of Amendment No. 2 to this Schedule 13D (and prior to the past 60 days), in transactions aggregating less than 1% of the outstanding Class A Voting Shares, The Malone Family Foundation (the “Family Foundation”) donated 153,250 Class A Voting Shares, and Mr. Malone sold 250,000 Class A Voting Shares in open market transaction.  Sales made since August 13, 2019, have been pursuant to a trading plan as contemplated under rule 10b5-1 of the Exchange Act.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Since the last amendment to this Schedule 13D, the Reporting Person has engaged in transactions in Class A Voting Shares, including but not limited to those set forth on Appendix A hereto.  These transactions include gifts, distributions from trusts, open market sales, and other transfers for estate planning, private investment, liquidity or charitable purposes made as part of the Reporting Person’s long term financial plan for estate planning, asset diversification, charitable giving and liquidity.

On August 13, 2019, the Reporting Person entered into a written trading plan (the “Trading Plan”) with Fidelity Brokerage Services, LLC in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.  Pursuant to the Trading Plan, the Reporting Person will sell up to 1,800,000 Class A Voting Shares.  The Trading Plan will expire on December 31, 2019.  The form of the Trading Plan is filed as Exhibit 7(f) to this Amendment and is incorporated by reference herein.

The information set forth in Item 6 of this Amendment is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Mr. Malone beneficially owns 5,561,911 Class A Voting Shares (including (1) 145,739 Class A Voting Shares held by his wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership, (2) 125,000 Class A Voting Shares held by the Malone Family Land Preservation Foundation (the “Land Foundation”), as to which shares Mr. Malone disclaims beneficial ownership, (3) 1,935,769 Class A Voting Shares held by the Malone Starz 2015 Charitable Remainder Trust (“2015 CRT”) and 114,592 shares held by the John C. Malone June 2003 Charitable Remainder Trust (“2003 CRT”), with respect to each of which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest, and (4) 78,471 Class A Voting Shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which Mr. Malone disclaims beneficial ownership). These Class A Voting Shares represent approximately 6.7% of the outstanding Class A Voting Shares. The foregoing percentage interest is based on 82,654,510 total Class A Voting Shares outstanding on August 5, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

Subject to certain exceptions, Mr. Malone is required to vote the Class A Voting Shares beneficially owned by him in respect of certain matters in accordance with the Amended Voting and Standstill Agreement. See the description of the Amended Voting and Standstill Agreement in Item 6 of the Schedule 13D, which is incorporated herein by reference.

Mr. Malone, and, to his knowledge, his wife, the 2015 CRT, the 2003 CRT, the Land Foundation and the Family Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective Class A Voting Shares.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the Class A Voting Shares held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

The beneficial ownership information set forth above does not include any Class A Voting Shares of the Issuer beneficially owned by the MHR Funds or their affiliates (including Mark H. Rachesky, M.D., the Chairman of the Issuer’s board of directors (“Dr. Rachesky”)), Discovery, DLIL, Liberty Global or LGIL.  As a result of the agreements described in Item 6 of the Schedule 13D, Mr. Malone may be deemed to beneficially own and share voting and/or dispositive power over the Class A Voting Shares beneficially owned by the other parties to the Amended Voting and Standstill Agreement and their respective affiliates.  Based on Amendment No. 24 to Schedule 13D, filed with the SEC on December 21, 2018, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the MHR Funds) and Dr. Rachesky beneficially own an aggregate of 15,924,902 Class A Voting Shares (approximately 19.3% of the total number of Class A Voting Shares outstanding).  Based on Amendment No. 2 to Schedule 13D, filed with the SEC on February 13, 2017, Discovery and DLIL beneficially own an aggregate of 2,500,000 Class A Voting Shares (approximately 3.0% of the total number of Class A Voting Shares outstanding). Based on Amendment No. 2 to Schedule 13D, filed with the SEC on February 13, 2017, Liberty Global and LGIL beneficially own an aggregate of 2,500,000 Common Shares (approximately 3.0% of the total number of Class A Voting Shares outstanding).

This Amendment is not an admission or acknowledgement that Mr. Malone constitutes a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the other parties to the Amended Voting and Standstill Agreement.

(c)                               During the period June 17, 2019 through August 16, 2019, the Reporting Person sold 355,059 Class A Voting Shares as set forth on Appendix A hereto. Other than as described in this Amendment, none of Mr. Malone or, to his knowledge, Leslie Malone, the 2015 CRT, the 2003 CRT, the Land Foundation, the Family Foundation or the Trusts, have executed any transactions in respect of the Class A Voting Shares within the last sixty days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Item 4 summarizes certain provisions of the Trading Plan and is incorporated herein by reference.  A copy of the Trading Plan is an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

7(a)

Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on February 11, 2015).*

7(b)

Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C. Malone, MHR Fund Management, LLC, Liberty Global plc, Discovery Communications, Inc. and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated by reference to Exhibit 10.2 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on November 10, 2015).*

7(c)

Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery, Dr. John C. Malone, MHR Fund Management, LLC, Liberty, Discovery Communications, Inc. and the Mammoth Funds (as defined therein) (incorporated by reference to Exhibit 10.7 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).*

7(d)

Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Lions Gate Form 8-K).*

7(e)

Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.4 to the Lions Gate Form 8-K).*

7(f)	Form of Trading Plan (the trading schedule thereto to be furnished to the Securities and Exchange Commission upon request).

*	Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2019
Date

/s/ John C. Malone
John C. Malone

Appendix A

Sale transactions during the period June 17, 2019 through August 16, 2019

The table below specifies the date, quantity, weighted-average sale price and range of price per share of Class A Voting Shares of Lions Gate Entertainment Corp, sold by Mr. Malone during the period June 17, 2019 through August 16, 2019. Mr. Malone undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price. All of the transactions were effected on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Sold	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
8/13/2019	26,013	12.2767	12.22 - 12.305
8/14/2019	118,625	11.60709	11.42 – 12.09
8/15/2019	110,421	11.18770	11.01 – 11.69
8/16/2019	100,000	11.04889	10.87 – 11.21

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on February 11, 2015).*

7(b)

Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C. Malone, MHR Fund Management, LLC, Liberty Global plc, Discovery Communications, Inc. and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated by reference to Exhibit 10.2 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on November 10, 2015).*

7(c)

Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery, Dr. John C. Malone, MHR Fund Management, LLC, Liberty, Discovery Communications, Inc. and the Mammoth Funds (as defined therein) (incorporated by reference to Exhibit 10.7 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).*

7(d)

Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Lions Gate Form 8-K).*

7(e)

Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.4 to the Lions Gate Form 8-K).*

7(f)	Form of Trading Plan.

*	Previously filed.